File No.


                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                      ------------------------------

                                FORM U-1
                       APPLICATION/DECLARATION
                                 UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              NORTHEAST UTILITIES
                              174 Brush Hill Avenue
                    West Springfield, Massachusetts  01090-0010

                (Name of companies filing this statement
               and address of principal executive offices)

                              NORTHEAST UTILITIES
                    (Name of top registered holding company)

                              Cheryl W. Grise, Esq.
             Senior Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                                  P.O. Box 270
                         Hartford, Connecticut  06141-0270
                      (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:


Jeffrey C. Miller, Esq.
Assistant General Counsel
Northeast Utilities  Service Company
107 Selden Street
Berlin, CT 06037

David R. McHale
Vice President and Treasurer
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037



    Northeast Utilities (NU), a Massachusetts business trust and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the Act), hereby files this Form U-1 Application/Declaration (the Application) to (1) obtain approval to amend its Declaration of Trust (Trust Agreement) and (2) to solicit the proxies of the holders of NU common shares.

Item 1.     Description of Proposed Transaction.

    NU, Consolidated Edison, Inc. (CEI), a New York corporation and an exempt holding company under the Act, CWB Holdings, Inc. (CWB), a Delaware corporation and a wholly owned subsidiary of CEI, and N Acquisition LLC (Merger LLC), a Massachusetts limited liability company, which is directly and indirectly owned by CWB, have entered into an Agreement and Plan of Merger dated as October 13, 1999 (the Merger Agreement). Under the Merger Agreement, CEI will merge with CWB and NU will merge with Merger LLC. Prior to the effective date of the Merger Agreement, CWB expects to change its name to CEI. On October 13, 1999, NU and CEI jointly issued a press release, a copy of which is attached hereto as Exhibit B-2 and incorporated herein by reference, announcing the proposed merger and related information. This proposed merger will require Commission approval under the Act; a separate filing for such approval is expected to be made in the fourth quarter of 1999.

    Under the terms of the Merger Agreement, NU and CEI each have agreed to convene a meeting of their shareholders for the purpose of obtaining required shareholder approvals relating to the merger. The Trust Agreement authorizes the NU board of trustees to sell, lease or otherwise dispose of any part or parts of the properties of NU to the extent permitted by law. Under Massachusetts law, however, for a Massachusetts business trust to merge with another entity, its declaration of trust must explicitly authorize such a transaction. The Trust Agreement currently does not authorize NU to merge with another entity. Accordingly, NU will be seeking shareholder approval to amend the Trust Agreement to permit NU to merge with a limited liability company like Merger LLC. NU will also be seeking to amend the Trust Agreement to permit the number of trustees of NU to be fixed by the Merger Agreement. The amendments require a two-thirds vote of NU shareholders. The merger is subject to a number of conditions, including the approval of the Commission and other regulatory approvals.

    NU proposes to hold a special meeting of its shareholders to vote on the amendments in early 2000. It is NU's intention to mail definitive proxy materials to its shareholders at least 30 days prior to the meeting and to send all related proxy materials to print toward the end of the fourth quarter 1999. CEI intends to follow a comparable schedule for its proxy solicitation. In order for NU to provide its shareholders with the proxy materials in a timely manner, NU respectfully requests that the Commission grant the solicitation authority sought herein as soon as practicable and in any event no later than the end of November 1999. A copy of NU and CEI's preliminary proxy materials, including the solicitation letters to their shareholders, will be filed by amendment to this Application as Exhibit D.

Item 2.  Fees, Commissions and Expenses

    The estimated fees and expenses in connection with the proposed transaction include incidental services in connection with the transactions to be performed by Northeast Utilities Service Company (a wholly owned subsidiary of NU) (the Service Company) at the actual cost thereof. The Service Company is an affiliated service company operating pursuant to
Section 13 of the Act and the Commission's rules thereunder. The cost of such services is estimated to be approximately $50,000.

    The estimate of the approximate amount of fees and expenses payable to others in connection with the proposed solicitation is as follows:

     Counsel fees                                       $ *
     Proxy solicitation firm                              *
     Printing expenses                                    *
     Miscellaneous and incidental expenses                *

     TOTAL                                              $ * (Estimates to
                                                             be filed by
                                                              amendment)


Item 3. Applicable Statutory Provisions

    Section 6(a)(2) and 7 of the Act are applicable to the proposed amendments to the Trust Agreement.

    Section 12(e) of the Act and Rules 62 and 65 are applicable the solicitation of proxies.

Item 4.  Regulatory Approval.

    No state regulatory authority and no federal regulatory authority, other than the Commission, has jurisdiction over the proposed solicitation.

Item 5.  Procedure

    It is requested that the Commission (i) take action with respect to this Declaration without a hearing, (ii) approve the proposed proxy solicitation in its notice of this filing not later than November 30, 1999, and (iii) enter an appropriate order approving the proposed amendments to the NU declaration of trust.

    No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6. Exhibits and Financial Statements

(a) Exhibits

    A-1 Declaration of Trust of NU, as amended through May 24, 1988, filed as Exhibit 3.1.1 to the NU Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-5324, incorporated herein by reference.

    A-2  Proposed Amendment to Trust Agreement

   *B-1  Preliminary Proxy Statement

    B-2 Press Release, filed as Exhibit 99 in NU's Current Report on Form 8-K dated October 13, 1999 and incorporated herein by reference.

    B-3 Agreement and Plan of Merger, dated as of October 13, 1999 , filed as Exhibit 2 in NU's Current Report on Form 8-K dated October 13,
1999 and incorporated herein by reference.

   *F    Opinion of Counsel

    H    Proposed Form of Notice

    * To be filed by amendment.

    (b)  Financial Statements

     The pro-forma effect on NU's financial statements of the proposed solicitation is not material and therefore no new financial statements are filed. The pro-forma effect of the merger will be filed in a separate application with the Commission.

7.  Environmental Effects

    The proposed solicitation and amendments to the Trust Agreement do not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed solicitation.



                              SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this Amendment to be signed on behalf of it by the undersigned thereunto duly authorized.

Date:      October 19, 1999


NORTHEAST UTILITIES


By: /s/ Cheryl W. Grise
     _________________
     Cheryl W. Grise
Senior Vice President, Secretary and
General Counsel